UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Bitdeer Technologies Group

(Name of Issuer)

Class A ordinary shares, par value $0.0000001 per share

(Title of Class of Securities)

G11448100

(CUSIP Number)

Tether International Limited

c/o SHRM Trustees

Trinity Chambers

Tortola, Road Town

British Virgin Islands, VG1110

+443333355842

with a copy to:

Frank Steinherr and Daniel Woodard

McDermott Will & Emery LLP

One Vanderbilt Avenue

New York, New York 10017

(212) 547-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G11448100	Page 2 of 10

1	NAME OF REPORTING PERSON
Tether Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
23,587,360 (1)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
23,587,360 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,587,360 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.1% (2)

14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Includes the following Class A ordinary shares, par value $0.0000001 per share (“Class A Shares”) of Bitdeer Technologies Group: (a) 18,587,360 Class A Shares held by Tether International Limited, a wholly owned subsidiary of Tether Holdings Limited and (b) 5,000,000 Class A Shares that may be acquired upon the exercise of a presently exercisable warrant held by Tether International Limited.

(2)	This percentage is calculated based upon 93,902,764 Class A Shares outstanding, which include (i) 70,315,404 Class A Shares outstanding as of March 31, 2024 (exclusive of 6,706,276 Class A Shares reserved for issuance upon the exercise of awards under share incentive plans) as set forth in the Issuer's post-effective amendment No. 3 to Form F-1 on Form F-3 filed with the Securities and Exchange Commission on April 23, 2024, and (ii) the 23,587,360 Class A Shares beneficially owned by the Reporting Persons, inclusive of the Class A Shares that may be acquired upon the exercise of a presently exercisable warrant.

CUSIP No. G11448100	Page 3 of 10

1	NAME OF REPORTING PERSON
Tether International Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
23,587,360 (1)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
23,587,360 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,587,360 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.1% (2)

14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Includes the following Class A Shares: (a) 18,587,360 Class A Shares and (b) 5,000,000 Class A Shares that may be acquired upon the exercise of a presently exercisable warrant.

(2)	This percentage is calculated based upon 93,902,764 Class A Shares outstanding, which include (i) 70,315,404 Class A Shares outstanding as of March 31, 2024 (exclusive of 6,706,276 Class A Shares reserved for issuance upon the exercise of awards under share incentive plans) as set forth in the Issuer's post-effective amendment No. 3 to Form F-1 on Form F-3 filed with the Securities and Exchange Commission on April 23, 2024, and (ii) the 23,587,360 Class A Shares beneficially owned by the Reporting Persons, inclusive of the Class A Shares that may be acquired upon the exercise of a presently exercisable warrant.

CUSIP No. G11448100	Page 4 of 10

1	NAME OF REPORTING PERSON
Ludovicus Jan Van der Velde

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
23,587,360 (1)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
23,587,360 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,587,360 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.1% (2)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Includes the following Class A Shares: (a) 18,587,360 Class A Shares held by Tether International Limited, a wholly owned subsidiary of Tether Holdings Limited and (b) 5,000,000 Class A Shares that may be acquired upon the exercise of a presently exercisable warrant held by Tether International Limited.

(2)	This percentage is calculated based upon 93,902,764 Class A Shares outstanding, which include (i) 70,315,404 Class A Shares outstanding as of March 31, 2024 (exclusive of 6,706,276 Class A Shares reserved for issuance upon the exercise of awards under share incentive plans) as set forth in the Issuer's post-effective amendment No. 3 to Form F-1 on Form F-3 filed with the Securities and Exchange Commission on April 23, 2024, and (ii) the 23,587,360 Class A Shares beneficially owned by the Reporting Persons, inclusive of the Class A Shares that may be acquired upon the exercise of a presently exercisable warrant.

CUSIP No. G11448100	Page 5 of 10

1	NAME OF REPORTING PERSON
Giancarlo Devasini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
23,587,360 (1)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
23,587,360 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,587,360 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.1% (2)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Includes the following Class A Shares: (a) 18,587,360 Class A Shares held by Tether International Limited, a wholly owned subsidiary of Tether Holdings Limited and (b) 5,000,000 Class A Shares that may be acquired upon the exercise of a presently exercisable warrant held by Tether International Limited.

(2)	This percentage is calculated based upon 93,902,764 Class A Shares outstanding, which include (i) 70,315,404 Class A Shares outstanding as of March 31, 2024 (exclusive of 6,706,276 Class A Shares reserved for issuance upon the exercise of awards under share incentive plans) as set forth in the Issuer's post-effective amendment No. 3 to Form F-1 on Form F-3 filed with the Securities and Exchange Commission on April 23, 2024, and (ii) the 23,587,360 Class A Shares beneficially owned by the Reporting Persons, inclusive of the Class A Shares that may be acquired upon the exercise of a presently exercisable warrant.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Class A ordinary shares, par value $0.0000001 per share (“Class A Shares”) of Bitdeer Technologies Group, an exempted company incorporated in the Cayman Islands (the “Issuer”). The address of the principal executive offices of the Issuer is 08 Kallang Avenue, Aperia tower 1, #09-03/04, Singapore 339509. The Class A Shares are listed on the Nasdaq Capital Market under the ticker symbol “BTDR”.

Item 2. Identity and Background

(a)(b)(c)(f) This statement is being filed by Tether Holdings Limited, a British Virgin Islands business company, Tether International Limited, a British Virgin Islands business company, Ludovicus Jan Van der Velde, a natural person and citizen of the Netherlands and Giancarlo Devasini, a natural person and citizen of Italy (collectively, the “Reporting Persons”). The principal business address of the Reporting Persons is SHRM Trustees (BVI) Limited, P.O. Box 4301, Trinity Chambers, Road Town, Tortola, British Virgin Islands, VG 1110. The principal business of Tether International Limited is to serve as the main issuer (alongside Tether Limited) of the USDT stablecoin and the investment of the reserves backing USDT and the profits derived from its operations. Tether Holdings Limited is the holding company for the Tether Group. The principal occupation of each Ludovicus Jan Van der Velde and Giancarlo Devasini is to serve as a director of Tether Holdings Limited.

Ludovicus Jan Van der Velde and Giancarlo Devasini are the directors of Tether Holdings Limited and share voting and dispositive power with respect to the securities held by Tether Holdings Limited, including securities held by Tether International Limited, its wholly owned subsidiary. Messrs. Van der Velde and Devasini each disclaim beneficial ownership of the securities held by Tether Holdings Limited and Tether International Limited.

The reporting persons have agreed to file this Schedule 13D jointly pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934.

(d) None.

(e) None.

Certain information regarding Tether Holdings Limited, Tether International Limited and their respective executive officers and directors is set forth on Schedule A attached hereto.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price for the Issuer’s Class A Shares currently beneficially owned by the Reporting Persons and the warrant to purchase additional Class A Shares of the Issuer was $100,000,000. The warrant is also exercisable for Class A Shares for an aggregate purchase price of $50,000,000, subject to anti-dilution provisions described below. Funds for the investment are from profits derived from investment of the reserves backing the Tether stablecoin.

Item 4. Purpose of the Transaction

On May 30, 2024, the Issuer and Tether International Limited entered into a subscription agreement (the “Subscription Agreement”), pursuant to which Tether International Limited purchased (i) 18,587,360 Class A Shares and (ii) a warrant (the “Warrant”) exercisable for 5,000,000 Class A Shares (the “Warrant Shares”) at an exercise price of $10.00 per share for an aggregate purchase price of $100,000,000. The Warrant is subject to customary anti-dilution provisions reflecting share dividends and splits or other similar transactions, and weighted average anti-dilution protection with respect to the issuance of ordinary shares or ordinary share equivalents for consideration per share less than the initial exercise price of the Warrant. The Warrant will remain exercisable at the election of Tether International Limited until May 30, 2025.

Subject to applicable securities laws and regulations, market conditions and other factors, the reporting persons may sell a portion of the Class A Shares beneficially owned by the Reporting Persons from time to time in open market transactions pursuant to Rule 144 under the Securities Act of 1933, as amended, pursuant to registered secondary offerings or transactions exempt from the registration requirements of the Securities Act, in privately negotiated transactions or otherwise, including pursuant to Rule 10b5-1 plans, for liquidity, asset diversification, tax and estate planning and charitable giving purposes. The Reporting Persons may modify their current plans depending on the reporting persons’ evaluation of various factors, including the Issuer’s business prospects and financial position, other developments concerning the Issuer, the price level of the Class A Shares, conditions in the securities markets and general economic and industry conditions and other factors deemed relevant by the reporting persons. Furthermore, the Reporting Persons continue to reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5. Interest in Securities of Issuer

(a) The Reporting Persons beneficially own an aggregate of 23,587,360 shares of the Issuer’s Class A Shares, inclusive of the 5,000,000 Warrant Shares, representing 25.1% of the outstanding Class A Shares.

(b) Each of the Reporting Persons has shared voting and dispositive power with respect to the beneficially owned 23,587,360 shares. This percentage is calculated based upon 93,902,764 Class A Shares outstanding, which include (i) 70,315,404 Class A Shares outstanding as of March 31, 2024 (exclusive of 6,706,276 Class A Shares reserved for issuance upon the exercise of awards under share incentive plans) as set forth in the Issuer's post-effective amendment No. 3 to Form F-1 on Form F-3 filed with the Securities and Exchange Commission on April 23, 2024, and (ii) the 23,587,360 Class A Shares beneficially owned by the Reporting Persons, inclusive of the Warrant Shares.

(c) Except as described in Item 3, the Reporting Persons and persons described in Schedule A have not engaged in any transaction with respect to the Issuer’s Class A Shares during the sixty days prior to the date of filing this Schedule 13D.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 2 and Item 4 of this Schedule 13D is incorporated herein by reference.

Registration Rights Agreement

In connection with the Subscription Agreement described in Item 4 of this Schedule 13D, on May 30, 2024, the Issuer and Tether International Limited entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to prepare and file a registration statement (the “Registration Statement”) with the Securities and Exchange Commission registering the resale of the Class A Shares sold to Tether International Limited pursuant to the Subscription Agreement, inclusive of the Warrant Shares, as soon as reasonably practicable and use reasonable best efforts to have the Registration Statement declared effective no later than the date 30 days after the filing thereof.

The foregoing descriptions of the Subscription Agreement, the Warrant and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Subscription Agreement, the Warrant and the Registration Rights Agreement, which are filed as Exhibits 2, 3 and 4, respectively, and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

1.	Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

2.	Subscription Agreement between Bitdeer Technologies Group and Tether International Limited, dated May 30, 2024.

3.	Form of Warrant to Purchase Ordinary Shares (included in Exhibit 2)

4.	Form of Registration Rights Agreement (included in Exhibit 2)

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

June 6, 2024

TETHER HOLDINGS LIMITED

/s/ Ludovicus Jan Van der Velde Name: Ludovicus Jan Van der Velde Title: Director

TETHER INTERNATIONAL LIMITED

/s/ Ludovicus Jan Van der Velde Name: Ludovicus Jan Van der Velde Title: Director

/s/ Ludovicus Jan Van der Velde Ludovicus Jan Van der Velde, individually

/s/ Giancarlo Devasini Giancarlo Devasini, individually

Schedule A

Executive Officers and Directors

The following sets forth the name, country of citizenship, position and principal occupation of each executive officer and member of the board of directors of Tether Holdings Limited and Tether International Limited. Except as indicated below, none of the persons listed below has been convicted of a crime (other than traffic violations or similar misdemeanors) or been subject to proceedings pertaining to violations of securities laws within the past 5 years.

Executive Officers and Directors of Tether Holdings Limited:

Name and Citizenship	Position and Principal Occupation	Beneficial Ownership	Business Address
Paolo Ardoino, citizen of Italy	Chief Executive Officer	None.	SHRM Trustees (BVI) Limited, P.O. Box 4301, Trinity Chambers, Road Town, Tortola, British Virgin Islands, VG 1110
Giancarlo Devasini, citizen of Italy	Chief Financial Officer and Director	23,587,360 (1)	SHRM Trustees (BVI) Limited, P.O. Box 4301, Trinity Chambers, Road Town, Tortola, British Virgin Islands, VG 1110
Ludovicus Jan Van der Velde, citizen of the Netherlands	Director	23,587,360 (1)	SHRM Trustees (BVI) Limited, P.O. Box 4301, Trinity Chambers, Road Town, Tortola, British Virgin Islands, VG 1110

Executive Officers and Directors of Tether International Limited:

Name and Citizenship	Position and Principal Occupation	Beneficial Ownership	Business Address
Paolo Ardoino, citizen of Italy	Chief Executive Officer	None.	SHRM Trustees (BVI) Limited, P.O. Box 4301, Trinity Chambers, Road Town, Tortola, British Virgin Islands, VG 1110
Giancarlo Devasini, citizen of Italy	Chief Financial Officer and Director	23,587,360 (1)	SHRM Trustees (BVI) Limited, P.O. Box 4301, Trinity Chambers, Road Town, Tortola, British Virgin Islands, VG 1110
Ludovicus Jan Van der Velde, citizen of the Netherlands	Director	23,587,360 (1)	SHRM Trustees (BVI) Limited, P.O. Box 4301, Trinity Chambers, Road Town, Tortola, British Virgin Islands, VG 1110

(1)	Includes the following Class A ordinary shares, par value $0.0000001 per share (“Class A Shares”) of Bitdeer Technologies Group: (a) 18,587,360 Class A Shares held by Tether International Limited, a wholly owned subsidiary of Tether Holdings Limited and (b) 5,000,000 Class A Shares that may be acquired upon the exercise of a presently exercisable warrant held by Tether International Limited.

In October 2021, the U.S. Commodity Futures Trading Commission (CFTC) instituted and settled regulatory proceedings against Tether Holdings Limited, Tether Limited, Tether Operations Limited, and Tether International Limited (collectively, “Tether”) by way of an order accepting Tether’s payment of a civil monetary penalty of $41 million without admitting or denying any of the CFTC’s findings or conclusions. The order settled CFTC allegations that, from June 2016 to February 2019, Tether made untrue or misleading statements and omissions of material fact or omitted to state material facts necessary to make statements made not true or misleading in connection with, among other things, whether USDT was fully backed by U.S. Dollars held in bank accounts in Tether’s name.

In February 2021, Office of the Attorney General of the State of New York (NYAG) entered into an agreement with Tether and several Bitfinex (a group of companies to which Tether is affiliated) companies, to settle a 2019 proceeding brought by NYAG seeking an injunction related to, among other things, the transfer of certain funds by and among Bitfinex and Tether. Without admitting or denying NYAG’s findings, Bitfinex and Tether agreed to settle the NYAG proceeding by paying $18.5 million in penalties to the state of New York. The agreement further required Bitfinex and Tether to discontinue any trading activity with New York persons or entities and to submit to mandatory reporting on certain business functions.